MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

January 25, 2005


05005432

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the notice regarding share buyback plan of the Company., which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barclay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

News Release

Sekisui House announces share buyback plan

At a board meeting on January 20, 2005, Sekisui House, Ltd. ("Sekisui House") announced pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.
The plan is part of Sekisui House's activities to increase long-term shareholder value by optimizing capital management.

Outline of share repurchase plan

Class of shares to be repurchased:	Sekisui House ordinary shares
Maximum number of shares:	1,500,000 shares
Maximum value of repurchase:	1, 950 million yen
Purchase schedule:	From February 1, 2005 to March 1, 2005

(Notes)

Treasury stock as of January 20, 2005

Total outstanding shares:	680,014,963 shares
Number of treasury stock:	29,370,115 shares

* * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

January 20, 2005

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department